March 24, 2006
VIA EDGAR AND U.S. MAIL
Mr. Donald A. Walker
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Oriental Financial Group Inc.
Form 10-K for Fiscal Year Ended June 30, 2005
Form 10-Q for Fiscal Quarter Ended September 30, 2005
File No. 001-12647
Dear Mr. Walker:
     Reference is made to your correspondence of December 9, 2005, received on December 28, 2005, in which you made certain comments and posed questions regarding the referenced filings. Following are our answers to your questions in the same order presented.
Form 10-K for Fiscal Year Ended June 30, 2005
1.	A significant portion of your business appears to revolve around securities brokerage/investment banking activities. In future filings please include an enhanced business discussion focusing on these activities.
     As requested, we will provide such enhanced business discussion in future filings.
2.	In future filings please provide a more robust discussion of your banking activities including your underwriting procedures and criteria as well as your process for determining whether transfers of financial assets qualify for true sale accounting pursuant to paragraph 9 of SFAS 140.
     As requested, we will provide such discussion in future filings.

Mr. Donald A. Walker

March 24, 2006
Audited Financial Statements
Attestation Report of Independent Registered Public Accounting Firm on Section 404
3.	We note inclusion of the opinion of your Independent Registered Accounting Firm dated September 9, 2005 in your filing. Please amend the filing to have your independent Registered Accounting Firm include their signature in the opinion. Refer to paragraph 167(n) of PCAOB AS#2.
     Please refer to the attachment hereto for a signed copy of the opinion, which we will file as an amendment to our annual report on Form 10-K for the fiscal year ended June 30, 2005.
Consolidated Statements of Financial Condition, page F-4
4.	Please tell us how you determined you had the intent and ability to hold your held-to-maturity securities to maturity in view of funding that appears to be concentrated in securities sold under agreements to repurchase that primarily mature in less than 30 days.
     During fiscals 2004 and 2005 we reclassified a large portion of our mortgage-backed securities portfolio from available-for-sale to held-to-maturity with the intention of conforming our investment strategy to the new business model adopted in fiscal 2004, which has as its principal objective increasing our core income and obtaining a more reliable and predictable income stream from investments. Please refer to our earnings release of April 27, 2005 included in our current report on Form 8-K filed on April 28, 2005, in which we announced that we had already put in place various strategies to speed up our transition to become a more traditional asset-based financial institution.
     The funding needed to maintain our growth strategy for our loan and investment portfolios is obtained, in large part, through repurchase agreements (“repos”) with maturities of one to three months. We have entered into interest rate swap agreements where we pay a fixed rate for a period of two to ten years, and receive a floating rate equal to one or three months LIBOR. These swaps are designed to hedge a portion of our exposure to changes in short-term interest rates on the repurchase agreements; thereby, allowing us to extend the maturity of the repo liability while renewing these agreements for additional terms. The total notional amount on the swaps as of June 30, 2005 was $850 million. Subsequently, we have increased the swaps portfolio to a notional amount of approximately $1.3 billion as of December 31, 2005. We believe the coverage provided by these hedges to be adequate to reduce our exposure to a rise in short-term interest rates.

Mr. Donald A. Walker

March 24, 2006
     With respect to our ability to meet our liquidity needs and hold our held-to-maturity portfolio to maturity, there are several factors which we understand will permit us to do so even in the unlikely event that the repo market is not available.1 Those factors are our strong capitalization and liquidity which permit us to access ample funding sources. As of June 30 and September 30, 2005, we had lines of credit available with correspondent banks in aggregate amount of approximately $131.8 million and $110.6 million, respectively. Based on the $27 million that we have contributed as capital to the Federal Home Loan Bank of New York (the “FHLB-NY”) as of June 30 and September 30, 2005, we could have borrowed from the FHLB-NY, as of such dates, up to $560 million. Furthermore, since we could then (and can now) borrow up to 20 times the amount of capital contributed by us to the FHLB-NY, with an additional $50 million capital contribution we could have increased our borrowing capacity by $1 billion. Our ability to hold our held-to-maturity portfolio to maturity is further enhanced by the fact that at June 30 and September 30, 2005, we had unpledged assets in the amount of approximately $667.4 million and $656.5 million, respectively, that could be used as collateral for additional borrowings. In the past, we have not sold securities in our held-to-maturity portfolio. It is also important to point out that the average duration of our securities portfolio (available-for-sale and held-to-maturity) is three years.
     As of June 30 and September 30, 2005, we also had approximately $1.03 billion and $1.02 billion, respectively, in investments available-for-sale to cover our liquidity needs. Additional liquidity needs could also be met through our securitizable loan assets.
Consolidated Statements of Cash Flows, page F-6
5.	We note your disclosure of origination and purchase of loans, excluding loans held for sale. Please tell us, and in future filings disclose:
     As requested, we will disclose this information in future filings.
•	the amount of loans purchased for each of the three years presented;
     All such purchased loans were residential mortgage loans. The aggregate amounts are as follows:
(a)	2003 — $2,607,000

(b)	2004 — $1,048,000

(c)	2005 — $153,796,000

1	In recent history, the repo market has been closed only once (in 1987) and then for a short period. In that case, as we would reasonably expect now under similar circumstances, the Federal Reserve Board opened its “discount window” as an alternate source of funding during the emergency.

Mr. Donald A. Walker

March 24, 2006
•	your basis for determining that loan purchases should be accounted for as purchases and not financings; and
     Our determination was based on our understanding of the nature and terms of the transactions and on the opinion of outside legal counsel that the loan purchases constitute true sales under applicable Puerto Rico law.
     Notwithstanding the foregoing, we are reevaluating the accounting and financial reporting of the mortgage loan purchases from R-G Premier Bank of Puerto Rico in the aggregate amount to $114.9 million. Such reevaluation will be completed prior to the filing of our transition report on Form 10-K for the six-month period ended December 31, 2005. Our Form 10-K for such period will reflect any accounting changes which may result from the reevaluation. Please refer to our press release of March 15, 2006 included in our current report on Form 8-K filed on March 16, 2006, in which we announced the review of this matter. The Company’s senior management and the Audit Committee of its Board of Directors are working diligently to complete this review. We expect to complete the review in the upcoming days and file the Form 10-K shortly thereafter.
•	how you evaluated purchased loans in your determination of the allowance for loan losses.
     We treat such loans together with residential mortgage loans originated by us as a homogeneous group of residential mortgage loans. Therefore, these loans were evaluated using the same criteria and system that we apply to loans originated by us. For additional information on this matter please refer to Note 1 of our consolidated financial statements for the year ended June 30, 2005 and the quarter ended September 30, 2005, and to the MD&A section of our Form 10-K for the year ended June 30, 2005.
Note 3 — Investments, page F-20
6.	We note your disclosure of large amounts of investments securities available-for-sale transferred to held-to-maturity in each of the last two years. Please tell us, and in future filings disclose the reasons for these transfers. Also tell us how you determined your intent and ability to hold these securities to maturity both at the time of the transfer and now.
     Please refer to our response to question number 4. As requested, we will disclose the reasons for such transfers in future filings.

Mr. Donald A. Walker

March 24, 2006
Note 5 — Loans Receivable and Allowance for Loan Losses, page F-25
7.	Please tell us the following as it related to your agreements to purchase the $114.9 million of fixed rate mortgage loans:
•	the name of the financial institution from whom you purchased the loans;
     R-G Premier Bank of Puerto Rico, a Puerto Rico commercial bank. Due to an oversight, the “seller” was identified as the party providing guarantees to us for the timely payment of principal and interest on the purchased loans. However, pursuant to the terms of the purchase agreements, such guarantees were provided by R&G Mortgage Corp., an affiliate of the seller, as servicer for the loans.
•	your basis for determining that they should be accounted for as purchases and not financings;
     Please refer to our response to question number 5.
•	how the agreements to purchase the loans affected your determination of the allowance;
     Please refer to our response to question number 5.
•	if you had to make any payments for the guarantee;
     No.
•	if payments were made, how you accounted for such payments;
     Not applicable.
•	whether the swaps are embedded;
     No.
•	if embedded, how you determined whether to bifurcate, including the specific guidance relied upon in making this determination; and
     Not applicable.
•	the specific guidance you relied upon in making your assumption of no ineffectiveness.

Mr. Donald A. Walker

March 24, 2006
     This matter is also being reviewed as part of the reevaluation described in our answer to question number 5 above. Such reevaluation will be completed prior to the filing of our transition report on Form 10-K for the six-month period ended December 31, 2005. Our Form 10-K for such period will reflect any accounting changes which may result from the reevaluation. We expect to complete this review in the upcoming days and file the Form 10-K shortly thereafter.
Note 10 — Derivative Activities, Page F-30
8.	Please tell us the following related to your derivative hedges that you use the short-cut method of assessing hedge ineffectiveness:
•	the types of hedged items clearly explaining the terms of such hedged items;

•	the specific terms of the derivatives used to hedge each type of hedged item explaining how you determined that those terms match the terms of the hedged items; and

•	for each type of hedged item, how you considered and met each of the specific requirements of paragraph 68 of SFAS 133.
     We do not use the short-cut method of assessing hedge ineffectiveness.
Management’s Discussion and Analysis
Overview of Financial Performance, page F-43
9.	We note that you adjusted your previously reported diluted earnings per share figures for additional incentive stock options issued pursuant to anti-dilution provisions. Please address the following as it relates to your disclosure and treatment of incentive stock options:
•	Provide a comprehensive discussion detailing how you determined the number of additional incentive stock options issued, separately addressing those related to unexercised stock options;
     The Compensation Committee of our Board of Directors (the “Committee”) retained the services of Lehman Brothers Inc. (“Lehman”) to identify and compute the adjustment that needed to be made to accurately account for the anti-dilution protection to which certain stock options granted to some of our officers were entitled

Mr. Donald A. Walker

March 24, 2006
under the terms of their employment contracts.
     The Analysis Overview section of Lehman’s report to the Committee dated March 30, 2005 (the “Report”), which the Committee adopted in authorizing the anti-dilution adjustments to the stock options states that, in performing its assessment, Lehman:
     1. Relied on information provided by both the Company and independent sources.
— Anti-dilution protection against cash dividends and follow-on offerings of stock was confirmed by the Committee.
— Grants, options exercised under grants, and unexercised options (with exercise price) were provided by the Company.
— The Company’s dividend (cash and stock), stock split, follow-on stock offerings, and rights offering information were obtained from Bloomberg.
     2. Identified grants protected by anti-dilution provisions in employment contracts.
     3. Prepared an analysis for each officer detailing every transaction which potentially affected options:
— Grants/exercises;
— Stock splits/dividends (considered dilutive by both, the employment contracts and the Company’s Incentive Stock Option Plans);
— Cash dividends/rights redemption (dilutive per employment contracts); and
— Follow-on stock offerings (dilutive per employments contracts)
     The following table was used in the Report to summarize the nature of the adjustments made to either option count or option strike price for each event that occurred during the life of the analyzed options:
— For cash dividends, Lehman utilized the exercise price adjustment method, under which the exercise price of an option is adjusted down by the amount of the cash dividend at the dividend date of record.

Mr. Donald A. Walker

March 24, 2006

	Impact on	Impact on
	Option Count	Option Price
Standard Adjustment Stock Dividend
Stock Split

Anti-Dilution Adjustment Cash Dividend	Neutral
Follow-on Stock Offering		Neutral
     Lehman concluded that the failure to account for anti-dilution provisions in the officers’ employment contracts gave rise to three types of potential adjustments:
— Value differential for exercised options (exercise price should have been lower at exercise);
— Option count differential for expired option grants (additional options should have been granted prior to the expiration of the original grant); and
— Option count differential for existing options (additional options should be granted and exercise price should be adjusted).
     Lehman then calculated the lost economic value arising from the differential for exercised options and option count differential for expired grants.
— For exercised options, it compared exercise price adjusted for anti-dilution against price at which options were actually exercised.
— For options which should have been granted (and are now past expiration), it assumed options would have been exercised immediately before expiration at the calculated option price. Both option count and theoretical exercise price reflect adjustments for anti- dilution.
     Lehman also calculated necessary adjustments to unexercised options to adjust for anti-dilution provisions.

Mr. Donald A. Walker

March 24, 2006
— Option counts were adjusted up, exercise prices were adjusted down.
•	Explain how you accounted for additional incentive stock options related to each group of exercised and unexercised stock options citing the authoritative accounting literature you relied upon. To facilitate our understanding please provide us with journal entries; and
     Please refer to our response to question number 10.
•	Tell us how each of the events of dilution, for example, quarterly cash dividends declared, impacted your determination of the number of additional incentive stock options to be issued.
     Please refer to our response above under the first “bullet” point of this question.
10.	In the fifth paragraph on page F-43 you state that the excess price paid was adjusted as a debit to additional paid-in capital, and the additional stock options granted were accounted for as usual according to GAAP. Please clarify your accounting for these options and cite the authoritative accounting literature you relied upon.
     As part of the preparation of our audited financial statements as of December 31, 2005 and for the six-month period then ended, we have reassessed our accounting of these stock option awards. This reassessment may result in some of these awards to be treated as variable awards as apposed to fixed awards. This may require an adjustment to the stockholders’ equity as of September 30, 2005, June 30, 2005 and the results of operations for the quarter and year then ended, respectively, and other previously reported periods. It is expected, however, that the net effect of such adjustments at September 30, 2005, would reverse in the subsequent quarter and therefore would not impact total stockholders’ equity at December 31, 2005. Such reassessment will be completed prior to the filing of our transition report for the six-month period ended December 31, 2005. Our Form 10-K for such period will reflect any accounting changes which may result from the reassessment. We expect to complete this reassessment in the upcoming days and file the Form 10-K shortly thereafter.
  As requested, we hereby acknowledge the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Donald A. Walker

March 24, 2006
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact the undersigned if you have any questions or if you require additional information regarding this matter.
Respectfully submitted,
/s/ José Rafael Fernández
José Rafael Fernández
President and Chief Executive Officer

Deloitte & Touche LLP
1200 Westernbank World Plaza
268 Muñoz Rivera Avenue
San Juan, PR 00918-2511
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Oriental Financial Group Inc.
San Juan, Puerto Rico
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting that Oriental Financial Group Inc. and its subsidiaries (the “ Group”) maintained effective internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Group’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing, and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Member of
Deloitte Touche Tohmatsu

In our opinion, management’s assessment that the Group maintained effective internal control over financial reporting as of June 30, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of June 30, 2005, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Oriental Financial Group Inc. and its subsidiaries as of and for the year ended June 30, 2005, and our report dated September 9, 2005 expressed an unqualified opinion on those financial statements.
San Juan, Puerto Rico
September 9, 2005